Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 15, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sirs,

Sub:	Intimation of Security Subscription and Shareholders’ Agreement executed by Dr. Reddy’s Laboratories Limited with TEQ Green Power XI Private Limited and its affiliates

Ref:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

With reference to the captioned subject and in compliance with Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”), we hereby inform that Dr. Reddy’s Laboratories Limited (the “Company”) has entered into a Security Subscription and Shareholders’ Agreement for consumption and supply of renewable energy, with TEQ Green Power XI Private Limited and O2 Power SG Pte Ltd, for investment in O2 Renewable Energy IX Private Limited (“SPV”).

The disclosure required under Regulation 30 of the SEBI Listing Regulations read with Circular dated September 9, 2015, bearing reference no. CIR/CFD/CMD/4/2015 is enclosed herewith as Annexure-A.

Kindly take the above on your record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR

Encl.: as above

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Annexure A

S. No.	Particulars	Details
1.	Name(s) of parties with whom the agreement is entered	O2 Renewable Energy IX Private Ltd (“SPV”); TEQ Green Power XI Private Limited; O2 Power SG Pte Ltd
2.	Purpose of entering into the agreement	For accessing renewable power through solar and wind power plants through (Inter-State Transmission System) ISTS under captive structure.
3.	Shareholding, if any, in the entity with whom the agreement is executed	Presently, the Company is not holding any shares in the proposed SPV.
4.

Significant terms of the agreement (in brief) special rights like right to appoint directors, first right to share subscription in case of issuance of shares, right to restrict any change in capital structure etc.

a)     The arrangement for accessing such renewable power will be done through a partnership with TEQ Green Power XI Private Limited and/or its affiliate with security holding ratio of 26% by the Company and 74% by TEQ Green Power XI Private Limited and/or its affiliate, in the SPV.

b)    The Company has the right to nominate 1(one) Director on the Board of SPV, receive first offer in case of transfer of securities of SPV to any third party, right to restrict capital restructuring, except otherwise defined, etc.

5.	Whether,the said parties are related to promoter/promoter group/ group companies in any manner. If yes, nature of relationship	No
6.	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arms length”;	No
7.	In case of issuance of shares to the parties, details of issue price, class of shares issued;	The Company and TEQ Green Power XI Private Limited and/or its affiliate will invest in SPV in the ratio of 26:74.
8.	Any other disclosures related to such agreements, viz., details of nominee on the board of directors of the listed entity, potential conflict of interest arising out of such agreements, etc	As per para 4 above